Centennial Olympic 336 Property, LP

FINANCIAL STATEMENTS AND

REPORT OF THE INDEPENDENT AUDITOR'S

FOR THE YEAR ENDED DECEMBER 31, 2022

Centennial Olympic 336 Property, LP

INDEPENDENT AUDITOR’S REPORT

To Centennial Olympic 336 Property LP Opinion

We have audited the financial statements of Centennial Olympic 336 Property LP (the “Partnership”), which comprise the statement of financial condition of the Partnership, as of December 31, 2022, and the related statement of operations, changes in partners' capital, and cash flows for the year ended December 31, 2022, and the related notes to the financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022, and the results of its operations, changes in its partners' capital, and its cash flows for the year then ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Partnership and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Partnership’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Partnership’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control‐related matters that we identified during the audit.

/s/ DELOITTE & TOUCHE LLP

New York, New York May 1, 2023

Centennial Olympic 336 Property, LP STATEMENT OF FINANCIAL CONDITION
December 31, 2022
ASSETS
Rental Property (net of accumulated depreciation 6,457,897)	$121,811,786
Cash and Cash Equivalents	$2,444,481
Restricted cash	$1,598,380
Accounts receivables	$118,266
Prepaid expenses	$13,163
Interest rate swap asset	$2,979,054
Deposits	$48,985
TOTAL ASSETS	$129,014,115
LIABILITIES AND PARTNERS' CAPITAL
Notes and mortgage payable, net of deferred financing costs of $2,410,919	$102,792,721
Accounts Payable	$56,415
Accrued expenses	$1,056,355
Distributions payable	$50,000
Deferred revenue	$61,830
Tenant deposits	$136,493
TOTAL LIABILITIES	104,153,814

PARTNERS’ CAPITAL	24,860,301

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$129,014,115
See notes to the financial statements

Centennial Olympic 336 Property, LP STATEMENT OF OPERATIONS
For the year ended
December 31, 2022
INCOME
Rental revenue	6,693,119
Other operating revenue	528,108
Tenants reimbursement	366,923
Other income	533,037
Total Income	8,121,187
EXPENSES
Operating expenses	2,119,615
General and administrative expenses	382,855
Depreciation	6,301,391
Taxes	557,013
Total Expenses	9,360,874
Operating Loss	(1,239,687)
Interest and debt expenses	(6,422,584)
Unrealized gains on interest rate swaps asset	2,754,054
NET LOSS BEFORE INCOME TAX	(4,908,217)
Income Tax Expense	-
NET LOSS	(4,908,217)

Centennial Olympic 336 Property, LP STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

For the year ended December 31, 2022

	YS FFG REQ II LLC	Centennial Olympic 336 Holding LP	Total
Balance, January 1, 2022	$27,959,686	$3,106,632	$31,066,318
Capital contributions	-	-	$-
Capital distributions	(405,000)	(45,000)	$(450,000)
Equity Structuring Fee	(847,800)	-	$(847,800)
Pro-rata allocation of net loss	(4,417,395)	(490,822)	$(4,908,217)
Balance, December 31, 2022	$22,289,491	$2,570,810	$24,860,301

See notes to the financial statements

Centennial Olympic 336 Property, LP STATEMENT OF CASH FLOWS

For the year ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,908,217)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,301,391
Unrealized gain on interest rate swap assets	(2,754,054)
Amortization of deferred financing costs	803,640
Changes in operating assets and liabilities:
Restricted Cash	974,108
Interest Rate Swap Asset	-
Accounts receivable	(118,266)
Prepaid expenses	(13,163)
Deposits	(48,985)
Accounts payable	31,716
Accrued expenses	1,056,355
Distribution payable	50,000
Deferred revenue	24,396
Tenant deposits	8,253

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,407,174

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to Rental Property	(34,292)
Reclass of intangible assets	-
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(34,292)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions	(450,000)

NET CASH FLOWS USED IN FINANCING ACTIVITIES	(450,000)

NET CHANGE IN CASH AND CASH EQUIVALENTS	922,882

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,521,599

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,444,481

SUPPLEMENTAL INFORMATION
Cash paid for interest	$4,743,137

See notes to the financial statements

Centennial Olympic 336 Property, LP

Notes to Financial Statements

Year Ended December 31, 2022

1.
Organization

Centennial Olympic 336 Property, LP (a Delaware Limited Partnership), (the “Partnership”) was formed on October 26, 2021. The joint venture was formed by YieldSteet and Frankforter Group (Sponsor or GP), a full-service, vertically integrated investment firm with property and construction management services provided by its affiliate, Grep Southeast LLC (“Frankforter”) to acquire Generation Atlanta Apartments in Atlanta, GA. Generation Atlanta Apartments is a 336-unit Class A luxury apartment complex built in 2020. On December 21, 2020, the Partnership acquired a commercial real estate property along with its underlying land (the “Property”), which is located in Atlanta and known as “Generation Apartments”.

2.
Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting periods and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Rental Property

Revenue Producing Properties are carried at cost, net of accumulated depreciation. Betterments, major renovations, and certain costs directly related to the improvement of rental property are capitalized. Maintenance and repair expenses are charged to expense as incurred. Depreciation is recognized on a straight-line basis over estimated useful lives of the assets, which range from 5 to 30 years.

Description	Encumbrances	Gross amount at which carried as at 12/31/2022			Accumulated depreciation and amortization	Date of construction	Date acquired	Life on which depreciation in latest income statement is computed
		Land	Buildings and Improvements	Total
Generation Atlanta, a 336-unit, Class-A multifamily property Atlanta, Georgia	128,235,391	19,235,309	109,000,082	128,235,391	6,457,897	2021	12/21/2020	5 to 30 years

These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the rental property’s carrying amount over its Undiscounted Cash Flows and the Terminal Value. Impairment analyses are based on current plans, intended holding periods and available market information at the time the analyses are prepared. If our estimates of the projected future cash flows, anticipated holding periods, or market conditions change, our evaluation of impairment losses may be different and such differences could be material to the financial statements. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Plans to hold properties over longer periods decrease the likelihood of recording impairment losses.

Cash

The Partnership’s policy is to disclose bank balances under cash, including bank overdrafts with balances that fluctuate from positive to overdrawn.

Restricted Cash

The restricted cash includes balances in escrow account maintained with mortgage lender for the purpose of tax payments, insurance payments, renovation reserve and interest reserve pursuant to the terms of loan agreement.

Allowance for Doubtful Accounts

Centennial Olympic 336 Property, LP

Notes to Financial Statements

Year Ended December 31, 2022

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates.

Derivative Instruments and Hedging Activities

The Partnership managed market risk on its variable rate debt by entering into interest rate swaps to fix the rate on all or a portion of the debt for varying periods through maturity. These interest rate swaps are accounted for as derivative instruments and, pursuant to ASC Topic 815, Derivatives and Hedging are recorded on the balance sheets at fair value. Changes in the fair value of interest rate swaps are accounted for based on the hedging relationship and their designation and qualification. The Partnership’s swaps were not designated as hedges, therefore changes in the fair value are recognized in earnings.

Deferred Financing Costs Related to Mortgage Note Payable

Deferred financing costs related to mortgage note payable consists of fees and direct costs incurred in obtaining such financing. These costs are presented as a reduction of our mortgage note payable liability and are amortized over the terms of the loan agreement as a component of “interest and debt expense”.

Allowance for Credit Losses.

We maintain allowances for credit losses. These allowances reflect our estimate of the amount of our receivables that we will be unable to collect based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectability. Our estimate could require change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowances.

Tenant Reimbursement Income

Tenant reimbursement income includes revenue arising from tenant leases which provide for the recovery of all or a portion of the operating expenses, such as electricity, water, pet, trash and monthly statement fees of the property. This revenue is earned in the same period as the expenses are incurred.

Income Taxes

The Partnership operates as a limited liability Partnership and is taxed as a Partnership. As such, the Partnership is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. The Partnership is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for federal and state income taxes.

The Partnership follows the guidance in the Financial Accounting Standards Board Accounting Standards Codification topic related to Uncertainty in Income Taxes which prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements uncertain tax positions that the Partnership has taken or expects to take in its income tax returns. Management believes that it has appropriate support for the positions taken on the Partnership’s tax returns.

3.
Related Party Transactions

The property is managed by an entity that is related to the General Partner. The following related party transactions were incurred by the Partnership:

•
For the year ended December 31, 2022, the Partnership incurred $847,800 in equity structuring fees.
•
For the year ended December 31, 2022, the Partnership incurred $154,066 in asset management fees. $16,211 remained unpaid as at December 31, 2022.
•
For the year ended December 31, 2022, the Partnership incurred $166,040 in management fees. $14,296 remained unpaid as at December 31, 2022.

Centennial Olympic 336 Property, LP

Notes to Financial Statements

Year Ended December 31, 2022

4.
Mortgage Payable

On December 21, 2021, the Partnership obtained a $102,792,721 mortgage secured by the property. The mortgage matures on December 20, 2024, and requires interest-only payments on a monthly basis. The mortgage bears interest at Libor plus 3.40%. The Swap on this mortgage loan expires on January 01, 2024. See Note 9, Interest Rate Swap for more details. Pursuant to the Loan, certain covenants restrict the sale of assets and limit future borrowings. At December 31, 2022, the Partnership was in compliance with all financial covenants.

5.
Partners’ Capital

The Partnership agreement provides that distributions of cash shall be made in accordance with the budget as approved by the General Partner. Distributions shall be made to the partners pro rata in accordance with their ownership interests and, to the extent available, shall include sufficient funds for the partners to pay any federal, state or local income taxes due to their proportionate share of the Partnership’s income or loss. Allocations of net profit or loss of the Partnership are allocated among the partners in accordance with their ownership interests.

6.
Rental Income

The Partnership leases multi-family apartment units to tenants through operating leases expiring over the next 12 months. The leases require fixed minimum monthly payments over the terms of the lease and also charges for ancillary services provided by the property.

7.
Fair Value Measurement

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value and establishes a framework for measuring fair value. The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment is necessary to interpret Level 2 and 3 inputs in determining the fair value of our financial and non- financial assets and liabilities. Accordingly, our fair value estimates, which are made at the end of each reporting period, may be different than the amounts that may ultimately be realized upon the sale or disposition of these assets.

Financial Assets and Liabilities Not Measured at Fair Value

Financial assets are not measured at fair value on our balance sheets consist of cash and restricted cash. These would be classified as Level 1 as carrying amount approximates its fair value, due to its short-term nature. Financial liabilities are not measured at fair value in our financial statements which includes mortgage payable. Estimates of the fair value of these instruments are determined by the standard practice of modeling the contractual cash flows required under the instrument and discounting them back to their present value at the appropriate current risk adjusted interest rate, which is provided by a third-party specialist. These instruments would be classified as Level 2.

Financial assets Measuredat Fair Value:	2022
	Carrying amount ($)	Fair Value ($)
Financial assets measured at fair value as of December31, 2022, consist of interest rate swap asset,which are classified as Level 2 in the fair value hierarchy	2,979,054	2,979,054

Interest rate swaps are valued by a third-party specialist. The valuation of these interest rate swaps is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the interest rate swaps and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future

Centennial Olympic 336 Property, LP

Notes to Financial Statements

Year Ended December 31, 2022

fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

The following is a summary of the carrying amounts and fair value of the Financial Instruments as on December 31, 2022.

	2022
	Carrying Amount	Estimated Fair Value
Cash and Cash Equivalents	2,444,481	42,444,481
Restricted cash	1,598,380	1,598,380
Total Assets	4,042,861	4,042,861

	2022
	Carrying Amount	Estimated Fair Value
Notes and mortgage payable	102,792,721	104,400,000

8.
Commitments and Contingencies

Insurance

The Partnership has commercial general liability coverage on the Property, with limits of liability customary within the industry. Similarly, the Partnership is insured against the risk of direct and indirect physical damage to the Property including coverage for perils such as floods and windstorms. The Partnership believes the policy specifications and insured limits are adequate given the relative risk of loss, the cost of coverage and, in consultation with our insurance advisors, the Partnership believes the Property is adequately insured.

9.
Interest Rate Swaps

As of December 31, 2022, the Partnership had interest rate swaps with an aggregate notional amount of $104,400,000 that were not designated as hedges. Changes in the fair value of interest rate swaps that are not designated as hedges are recognized in earnings. For the years ended December 31, 2022, the Partnership recognized unrealized gain of $2,754,054, from the changes in the fair value of these interest rate swaps. The table below provides additional details on the Partnership's interest rate swaps.

Notional Amount	Carrying Amount	Unrealized Gain	Cost of the Interest Rate Swap
104,400,000	2,979,054	2,754,054	225,000

10.
Subsequent Events

The Manager has evaluated subsequent events through May 1, 2023, the date these financial statements were available to be issued and has determined that there are no subsequent events that require adjustment to, or disclosure in, the financial statements.